615 MERRICK AVENUE, WESTBURY, NY 11590

516-683-4014 — Fax # 516-683-8344 — www.myNYCB.com

Thomas R. Cangemi

Senior Executive Vice President &

Chief Financial Officer

February 11, 2011

VIA EDGAR

Sharon M. Blume

Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Community Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2010
File No. 001-31565

Dear Ms. Blume:

On behalf of New York Community Bancorp, Inc. (“NYB” or the “Company” or “we”), I am writing in response to the questions you raised with us during our conversation on February 7, 2011 following up the Staff’s letter, dated May 21, 2010 (the “May 21 Letter”), our letter in response, dated June 4, 2010, your supplemental letter, dated November 4, 2010 (the “November 4 Letter”), and our supplemental response letter, dated December 3, 2010, concerning NYB’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “10-K Report”), Form 10-Q for Fiscal Quarter Ended March 31, 2010 and Form 10-Q for Fiscal Quarter Ended June 30, 2010 (together, the “Form 10-Q Reports”).

Below please find the supplemental information requested.

United States Securities and Exchange Commission

February 11, 2011

Form 10-Q for the Quarter Ended June 30, 2010

Notes to the Unaudited Consolidated Financial Statements

Note 2. Business Combinations

Loans, p. 9

1.	By way of follow up to the information requested in connection with question 2 of the November 4 Letter, you requested that the Company identify the various pools established in connection with our AmTrust acquisition.

In connection with the AmTrust acquisition, the Community Bank established the following pools:

Pool #	Name
1	Non-Modified Alt-A ARM 1
2	Non-Modified Alt-A FIXED1
3	Non-Modified Alt-A FIXED2
4	Non-Modified Prime ARM
5	Non-Modified Prime FIXED
6	Non-Modified Subprime ARM
7	Non-Modified Subprime FIXED
8	Modified Alt-A ARM
9	Modified Alt-A FIXED
10	Modified Prime ARM
11	Modified Prime FIXED
12	Modified Subprime ARM
13	Modified Subprime FIXED
14	Bankruptcy Loan - ARM
15	Bankruptcy Loan - FIXED
16	Loans Serviced By Others
17	Bridge Loans
18	HELOCs

As noted on Schedule 3.5(n)1a (“Excluded Assets and Servicing Rights”) to the Purchase and Assumption Agreement, dated December 4, 2009, by and among New York Community Bank, the Federal Deposit Insurance Corporation, as Receiver of AmTrust Bank, and the FDIC, there were no non-accrual loans included in the portfolio of AmTrust loans acquired (except an immaterial amount of loans serviced by others).

United States Securities and Exchange Commission

February 11, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Financial Condition at June 30, 2010

Acquisition, Development, and Construction (“ADC”) Loans, p. 51

2.	As a follow up to the information requested in connection with question 5 of the November 4 Letter, you requested that the Company inform the Staff, and include responsive information in future filings, as to whether the Community Bank has collected on any personal guarantees on ADC loans referenced in the 10-Q Report.

We confirm that, as of December 31, 2010 and as of the date of this letter, the Community Bank has not collected on any personal guarantees on ADC loans. We will provide an update to such statement in future filings.

Covered Loans and OREO, p. 57

3.	As a follow up to the information requested in connection with question 9 of the November 4 Letter, you requested that we provide information regarding loan number three referenced in our December 3, 2010 response to the Letter.

As part of the ongoing review of loan number three an internal valuation analysis was prepared in the third quarter of 2010. This analysis included an internal review of the previous appraisal and used updated and more conservative assumptions. Based on this analysis a fair value, less estimated disposition costs, was determined and compared to the carrying value of the loan. This resulted in a $5.9 million allocation in the allowance for loan losses as of September 30, 2010.

4.	As an additional follow up to the information requested in connection with question 9 of the November 4 Letter, you requested that we provide information regarding loan number one referenced in our December 3, 2010 response to the Letter.

The Company’s assessment that loan number one did not have impairment at September 30, 2010 was primarily based on the positive change in the Massachusetts Institute of Technology’s commercial real estate Transactions-Based Index (described below) in the interim period between the date of the most recent appraisal of the collateral property securing the loan and the current period, and the positive events occurring at the collateral property. The positive events include an execution of a settlement agreement to resolve a partial tenant rent strike and the commencement of capital investment into the property.

5.	As an additional follow up to the information requested in connection with question 9 of the November 4 Letter, you requested that we provide information regarding the use of a commercial real estate transaction-based value index to adjust appraisal values for real property securing our commercial real estate loans.

As previously noted, the Company uses a commercial real estate value index to adjust previous appraisal values that are over one year old in FAS 114 analyses on an interim basis until an updated appraisal is received. The Massachusetts Institute of Technology founded the Center for Real Estate (the “MIT/CRE”) in 1983 to promote more informed professional practice in the global real estate industry.

United States Securities and Exchange Commission

February 11, 2011

The MIT/CRE has developed a Transactions-Based Index (“TBI”) of Institutional Commercial Property Investment Performance. The TBI is based on data received by the MIT/CRE on a quarterly basis from the National Council of Real Estate Investment Fiduciaries (“NCREIF”). NCREIF is a not-for-profit industry association dedicated to improving knowledge about institutional real estate investment performance. Using econometric techniques, the TBI estimates quarterly market price changes based on the verifiable sales prices of commercial real estate properties sold on a national level. Indexes are updated quarterly, with postings generally within six weeks or less of the end of the quarter.

The Company’s experience with the use of the TBI has been that the adjusted values based on the index changes have generally proven conservative for properties in the New York Metropolitan area and roughly in-line for properties outside of the New York Metropolitan area when compared to the estimated values noted in the updated appraisals received at a later date.

If you have any questions or comments with respect to the responses we have provided regarding your comments on our Form 10-K and Form 10-Q Reports, please do not hesitate to contact me at (516) 683-4014.

Sincerely,

/s/ Thomas R. Cangemi
Thomas R. Cangemi
Senior Executive Vice President and Chief Financial Officer

cc:	Joseph R. Ficalora
R. Patrick Quinn, Esq.